SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 14, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

14 April 2021

Smith & Nephew plc (the "Company")

The Company announces the results of the voting by poll on the resolutions put to its Annual General Meeting ("AGM") held at 4:00pm today, Wednesday 14 April 2021.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions
1. To receive the audited accounts	659,282,941	99.98	105,803	0.02	659,388,744	74.51%	7,994,640
2. To approve the Directors' Remuneration Report (excluding Policy)	662,280,244	99.46	3,589,474	0.54	665,869,718	75.24%	1,512,622
3. To declare a final dividend	666,356,771	99.88	814,069	0.12	667,170,840	75.39%	213,341
4. To re-elect Roland Diggelmann	666,011,104	99.84	1,049,789	0.16	667,060,893	75.38%	288,195
5. To re-elect Erik Engstrom	648,390,965	97.38	17,476,021	2.62	665,866,986	75.24%	1,482,488
6. To re-elect Robin Freestone	543,078,315	81.56	122,787,181	18.44	665,865,496	75.24%	1,485,823
7. To elect John Ma	661,505,732	99.35	4,296,827	0.65	665,802,559	75.23%	1,541,163
8. To elect Katazyna Mazur-Hofsaess	664,818,239	99.84	1,037,953	0.16	665,856,192	75.24%	1,491,636
9. To elect Rick Medlock	664,941,493	99.87	851,932	0.13	665,793,425	75.23%	1,556,677
10. To elect Anne-Françoise Nesmes	663,351,785	99.45	3,647,858	0.55	666,999,643	75.37%	349,525
11. To re-elect Marc Owen	584,183,175	88.26	77,678,271	11.74	661,861,446	74.79%	5,488,244
12. To re-elect Roberto Quarta	608,672,307	91.75	54,704,599	8.25	663,376,906	74.96%	3,972,956
13. To re-elect Angie Risley	662,970,334	99.56	2,899,896	0.44	665,870,230	75.24%	1,479,630
14. To elect Bob White	662,320,124	99.47	3,526,489	0.53	665,846,613	75.24%	1,502,145
15. To re-appoint the Auditor	663,042,079	99.39	4,066,467	0.61	667,108,546	75.38%	246,604
16. To authorise the Directors to determine the remuneration of the Auditor	667,027,812	99.98	105,794	0.02	667,133,606	75.39%	223,929
17. To renew the Directors' authority to allot shares	631,786,788	94.70	35,337,985	5.30	667,124,773	75.38%	232,756
Special resolutions
18. To renew the Directors' authority for the disapplication of the pre-emption rights	648,384,997	97.24	18,394,988	2.76	666,779,985	75.35%	573,504
19. To renew the Directors' authority for the disapplication of the pre-emption rights for the purposes of acquisitions or other capital investments	632,841,386	94.91	33,942,204	5.09	666,783,590	75.35%	571,499
20. To renew the Directors' limited authority to make market purchases of the Company's own shares	661,703,700	99.19	5,397,785	0.81	667,101,485	75.38%	255,462
21. To authorise general meetings to be held on 14 clear days' notice	617,598,251	92.58	49,522,715	7.42	667,120,966	75.38%	235,175
22. To approve the new Articles of Association	665,645,844	99.98	155,640	0.02	665,801,484	75.23%	1,556,455

The number of ordinary shares in issue on 12 April 2020 at 6pm (excluding shares held in Treasury) was 878,973,851. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2, a copy of the resolutions, passed as Special Business, will be submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL did not stand for re-election as a Director and stood down from the Board with effect from the conclusion of the AGM. In accordance with section 430(2B) of the Companies Act 2006, the Company confirms that the Rt. Hon Baroness Virginia Bottomley of Nettlestone DL will receive payment of fees for service whilst a Director but no other remuneration payment or payment for loss of office will be made in connection with her departure.

Susan Swabey
Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 14, 2021

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary